UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023.

Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  □  Form 40-F ⊠

EXPLANATORY NOTE

Cybin Inc. (the "Company") is filing this Amendment No. 1 on Form 6-K/A (the "Amendment") solely to make certain corrections by adding Exhibits 99.2 through 99.4 to the version originally filed with the Securities and Exchange Commission on October 27, 2023.

INCORPORATION BY REFERENCE

Exhibits 99.2 through 99.4 of this Amendment of the Company are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-272706) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date:	November 13, 2023	By:	/s/ Doug Drysdale
		Name:	Doug Drysdale
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1*	Cybin Business Acquisition Report
99.2	Audited Consolidated Financial Statements of Small Pharma Inc. for the financial years ended February 28, 2023 and 2022
99.3	Unaudited Interim Condensed Consolidated Financial Statements of Small Pharma Inc. for the three months ended May 31, 2023 and 2022
99.4	Consent of MNP LLP
*	Previously filed.